IAMGOLD CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

HELD ON MAY 4, 2016

PREPARED BY



COMPUTERSHARE TRUST COMPANY OF CANADA
TORONTO

Computershare

IAMGOLD CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
HELD ON MAY 4, 2016

FINAL SCRUTINEERS' REPORT

12	SHAREHOLDERS IN PERSON, REPRESENTING	240,365	SHARES
194	SHAREHOLDERS BY PROXY, REPRESENTING	252,434,127	SHARES
206	TOTAL SHAREHOLDERS, HOLDING	252,674,492	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 405,937,036

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 62.24 %

FLORENCE SMITH
SCRUTINEER



JOSETTE KOFFYBERG
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

IAMGOLD CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

HELD ON MAY 4, 2016

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Elect John E. Caldwell as Director	175,520,396	0	17,289,138	1,625	59,622,968	91.03%	0.00%	8.97%
Elect Donald K. Charter as Director	171,501,612	0	21,307,921	1,625	59,622,969	88.95%	0.00%	11.05%
Elect Sybil E. Veenman as Director	191,364,343	0	1,445,191	1,625	59,622,968	99.25%	0.00%	0.75%
Elect Richard J. Hall as Director	175,640,136	0	17,169,398	1,625	59,622,968	91.10%	0.00%	8.90%
Elect Stephen J. J. Letwin as Director	172,358,458	0	20,450,556	2,145	59,622,968	89.39%	0.00%	10.61%
Elect Mahendra Naik as Director	172,087,930	0	20,721,083	2,145	59,622,969	89.25%	0.00%	10.75%
Elect Timothy R. Snider as Director	177,105,530	0	15,703,484	2,145	59,622,968	91.86%	0.00%	8.14%
Appointment of Auditors	234,744,865	0	17,687,637	1,625	0	92.99%	0.00%	7.01%
Advisory Vote on Executive Compensation	172,544,311	20,265,223	0	1,625	59,622,968	89.49%	10.51%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY: 194

TOTAL SHARES ISSUED & OUTSTANDING: 405,937,036

TOTAL SHARES VOTED: 252,434,127

TOTAL % OF SHARES VOTED: 62.19%

FLORENCE SMITH
SCRUTINEER

JOSETTE KOFFYBERG
SCRUTINEER